United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 17, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 17, 2007, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3550 cents per share, payable on September 15, 2007, to shareholders of record as of September 1, 2007. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 17, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: August 17, 2007

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 17, 2007

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on August 17, 2007.

Exhibit 99.1

NEWS

MGE Energy Increases Quarterly Dividend

Company has paid dividends for 99 consecutive years

Madison, Wis., Aug. 17, 2007—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.3550 cents per share on the company's common stock. The dividend is payable Sept. 15, 2007, to shareholders of record Sept. 1, 2007.

"The dividend action taken by our Board reflects the financial strength of the company, its healthy outlook and our commitment to our shareholders," said Gary J. Wolter, MGE Energy's chairman, president and CEO.

The amount of the dividend increase is double last year's change and the largest increase in 15 years. With this increase, the new dividend is equivalent to an annual rate of $1.42 per share.

The company has increased its dividends annually for the past 32 years and has paid cash dividends each year since 1909.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 135,000 customers in Dane County, Wis., and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

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Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
E-mail: skraus@mge.com